Exhibit 3.10.1

AMENDED AND RESTATED CERTIFICATE OF FORMATION OF
CFO MEDICAL SERVICES, LLC

I.

The name of the limited liability company is CFO Medical Services, LLC (the “Company”).

II.

The address of the registered office of the Company in the state of New Jersey is 820 Bear Tavern Road, West Trenton, NJ 08628, and the name of its registered agent at that address is The Company Trust Company.

III.

The duration of existence of the Company shall be perpetual.

IV.

No member or manager, or if any member or manager is an entity, none of such member’s officers, directors, members or managers, as applicable, shall be personally liable to the Company or any holder of the Company’s membership interests for monetary damages for breach of fiduciary duty, except to the extent such exemption from liability thereof is not permitted under the New Jersey Limited Liability Company Act as the same exists or may hereafter be amended.  Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a member or manager of the Company hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

V.

The Company shall, to the fullest extent permitted by the New Jersey Limited Liability Company Act, indemnify its members and managers, or if any member or manager is an entity, such member’s officers, directors, members and managers, as applicable, if authorized by its member(s), indemnify its employees and agents and any and all persons whom it shall have the power to indemnify against any and all expenses, liabilities or other matters (including expenses incurred in prosecuting and indemnification actions).

[Signature provided on following page.]

Certified this 14th day of July, 2008.

EXAMWORKS NJ, LLC

By ExamWorks, Inc., its Sole Member and Manager

By:	/s/ Richard E. Perlman
Richard E. Perlman, Chairman